SECUR 08026311 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50652

SEC Mail Processing Section
FEB 26 2008
Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

AM CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

685 FIFTH AVENUE, NINTH FLOOR
(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN J. BLUMENFELD — (646) 660-9600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALAN J. BLUMENFELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AM CAPITAL, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

HATTY CHOW
Notary Public - State of New York
No. 01CH6154623
Qualified In New York County
My Commission Expires Oct 23, 2010

Notary Public

January 16th, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AM CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
AM Capital, LLC:

We have audited the accompanying statement of financial condition of AM Capital, LLC (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AM Capital, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5, the Company has ceased operations.

Fulvio & Associates LLP

New York, New York
February 15, 2008

AM CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 85,887
Due from clearing broker	187,523
TOTAL ASSETS	$ 273,410

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable	8,350
TOTAL LIABILITIES	8,350
Members' capital	265,060
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 273,410

The accompanying notes are an integral part of this financial statement.

AM CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

AM Capital, LLC (the "Company") was formed as a limited liability company in November, 1997. The Company was registered with the Securities and Exchange Commission (the "SEC") on September 4, 1998 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary purpose is to trade and make markets in securities and to conduct business as a full service securities broker/dealer.

c) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from the estimates that were used.

c) Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned or sold, but not yet purchased, are valued at market including accrued interest on bonds. All resulting gains and losses are included in members' capital.

The Company's trading activities include short sales of equity securities. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition. In many cases, the Company limits its risk by holding offsetting security positions.

d) Depreciation and Amortization

Furniture and equipment are carried at cost, and are depreciated using the straight-line method over their estimated useful lives.

e) Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Company is liable for New York City Unincorporated Business Tax on its business operations. For the year ended December 31, 2007, there was no required accrual due to net operating loss carryforwards from prior years.

NOTE 2 - RECEIVABLE FROM CLEARING BROKER

The Company clears all its securities transactions including their own customer transactions through Goldman Sachs Execution & Clearing, L.P., their clearing broker, pursuant to a clearance agreement. All securities owned, and the receivables from the clearing broker reflected on the statement of financial condition, are positions carried by and amounts due from this clearing broker.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their delivery versus payment of securities transactions.

As of December 31, 2007, there were no customer accounts with deficiencies which presented any risks.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. As of December 31, 2007 the Company had net capital of $265,060, which was $165,060 in excess of its required net capital of $100,000.

NOTE 4 - SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

NOTE 4 - SIGNIFICANT GROUP CONCENTRATION OF RISK (continued)

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and other counterparties with which it conducts business.

As of December 31, 2007, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company has ceased operations. The Managing Members are exploring their options including transferring control of the Broker Dealer, or withdrawing their registration as a Broker Dealer.

END